

March 5, 2013

Via E-mail
Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue, Suite 1900
Milwaukee, WI 53202-4125

> **Re:** **The Marcus Corporation**
> **Form 10-K for fiscal year ended May 31, 2012**
> **Filed August 14, 2012**
> **File No. 1-12604**

Dear Mr. Neis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended May 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Financial Condition, page 37

Liquidity and Capital Resources, page 37

Fiscal 2012 versus Fiscal 2011, page 37

1. Please revise your liquidity section to separately discuss capital expenditures for acquisitions, new developments, and redevelopments/renovations. In addition, for each period presented, please disclose the total amount of capitalized internal costs during each fiscal year related to your acquisitions and normal continuing capital maintenance

projects. Further, please specifically quantify the amount of salaries capitalized in each category. Please provide us with an example of your revised disclosure in your response.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements, page 39

2.   We note your outstanding long-term debt as of May 31, 2012. Please tell us, and provide disclosure in future filings, to include disclosure of your cash requirements for interest on your indebtedness. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 42

Consolidated Statement of Cash Flows, page 50

3.   Please tell us, and separately disclose on the face of your Consolidated Statement of Cash Flows, capital expenditures used to acquire properties, as well as capital expenditures related to existing properties and those related to other developments.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies, page 51

4.   Please enhance your disclosure in future filings to include the company's policies related to property acquisitions. In your revised disclosure please include the company's policies related to the allocation of value to identified intangible assets and the accounting for acquisition related costs.

3. Additional Balance Sheet Information

Capital Lease Obligation, page 57

5.   Please provide us with more information about your license agreement with CDF2. In your response, clarify for us whether the digital cinema projection systems were purchased by CDF2 from the company or a third party. In addition, please explain to us how the deferred gain was calculated and tell us the amount of the initial one-time payment made by the company to CDF2. Finally, clarify for us how the company is accounting for the reduction of the obligation as a result of the payment of VPFs by film distributors and the income statement line items that are impacted.

Form 10-Q for interim period ended November 29, 2012

Consolidated Statements of Cash Flows, page 7

6.   Please tell us how your usage of Net earnings attributable to The Marcus Corporation as the starting point for your calculation of Net cash provided by operating activities is consistent with paragraphs 2 and 28 of ASC 230-10-45.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Staff Accountant